Exhibit 13.3

TRANSCANADA CORPORATION
RECONCILIATION TO UNITED STATES GAAP

September 30, 2010

TRANSCANADA CORPORATION
RECONCILIATION TO UNITED STATES GAAP

The unaudited consolidated financial statements of TransCanada Corporation (TransCanada or the Company) for the three and nine months ended September 30, 2010 have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) which, in some respects, differ from United States (U.S.) GAAP.

The effects of significant differences between Canadian and U.S. GAAP on the Company’s consolidated financial statements for the three and nine month periods ended September 30, 2010 are described below and should be read in conjunction with TransCanada’s 2009 audited consolidated financial statements and U.S. GAAP reconciliation for the year ended December 31, 2009 and TransCanada’s unaudited consolidated financial statements for the three and nine month periods ended September 30, 2010 prepared in accordance with Canadian GAAP.

Reconciliation of Net Income and Comprehensive Income

(unaudited)	Three months ended September 30		Nine months ended September 30
(millions of dollars, except per share amounts)	2010	2009	2010	2009
Net Income in Accordance with Canadian GAAP	391	345	989	993
U.S. GAAP adjustments:
Net income attributable to non-controlling interests(1)	29	23	82	71
Unrealized loss/(gain) on natural gas inventory held in storage(2)	1	(16)	20	13
Tax impact of unrealized loss/(gain) on natural gas inventory held in storage	-	5	(6)	(4)
Tax expense/(recovery) due to a change in tax legislation substantively enacted in Canada(3)	1	2	(2)	(1)
Net Income in Accordance with U.S. GAAP	422	359	1,083	1,074
Less: net income attributable to non-controlling interests(1)	(29)	(23)	(82)	(71)
Less: preferred share dividends	(14)	-	(31)	-
Net Income Attributable to Common Shareholders in Accordance with U.S. GAAP	379	336	970	1,003

Other Comprehensive Income/(Loss) (OCI) in Accordance with Canadian GAAP	(124)	(102)	(187)	(98)
U.S. GAAP adjustments:
Change in funded status of postretirement plan liability(4)	1	1	4	4
Tax impact of change in funded status of postretirement plan liability	-	-	(1)	(1)
Change in equity investment funded status of postretirement plan liability(4)	-	(3)	4	(3)
Tax impact of change in equity investment funded status of postretirement plan liability	-	1	(1)	1
Other Comprehensive Income in Accordance with U.S. GAAP	(123)	(103)	(181)	(97)

Comprehensive Income in Accordance with U.S. GAAP	299	256	902	977

Net Income Per Share in Accordance with U.S. GAAP, Basic and Diluted	$0.55	$0.49	$1.41	$1.56

Condensed Balance Sheet in Accordance with U.S. GAAP

(unaudited) (millions of dollars)	September 30, 2010	December 31, 2009
Current assets(2)	2,915	2,634
Long-term investments(4)(5)	5,225	4,873
Plant, property and equipment	30,041	27,695
Goodwill	3,579	3,644
Regulatory assets(4)	1,638	1,675
Intangibles and other assets (4)(6)	1,981	2,041
	45,379	42,562

Current liabilities(3)	4,284	4,471
Deferred amounts(4)(5)	980	899
Regulatory liabilities	327	381
Deferred income taxes(2)(4)	3,097	2,802
Long-term debt and junior subordinated notes(6)	19,077	17,335
	27,765	25,888
Shareholders’ equity:
Common shares	11,629	11,338
Preferred shares	1,224	539
Non-controlling interests(1)	1,162	1,157
Contributed surplus(7)	348	346
Retained earnings(2)(3)(7)	4,290	4,149
Accumulated other comprehensive (loss)/income(1)(4)(8)	(1,039)	(855)
	17,614	16,674
	45,379	42,562

(1)
On the Income Statement, in accordance with U.S. GAAP, Consolidated Net Income includes both the Company’s and the Non-Controlling Interests’ share of Net Income.  As required by U.S. GAAP, Non-Controlling Interests is presented in the Equity section on the Balance Sheet. On the Company’s Canadian GAAP Balance Sheet, the Non-Controlling Interests’ proportionate share of Accumulated Other Comprehensive Income (AOCI) is included in Non-Controlling Interests.  As required by U.S. GAAP, AOCI attributable to Non-Controlling Interests is included in AOCI.

(2)	In accordance with Canadian GAAP, natural gas inventory held in storage is recorded at its fair value. Under U.S. GAAP, inventory is recorded at lower of cost or market.

(3)
In accordance with Canadian GAAP, the Company recorded current income tax benefits resulting from substantively enacted Canadian federal income tax legislation. Under U.S. GAAP, the legislation must be fully enacted for income tax adjustments to be recorded.

(4)	Represents the amortization of net loss and prior service cost amounts recorded in AOCI for the Company’s defined benefit pension and other postretirement plans previously recorded under U.S. GAAP.

(5)
In accordance with Canadian GAAP, the Company accounts for certain investments using the proportionate consolidation basis whereby the Company’s proportionate share of assets, liabilities, revenues, expenses and cash flows are included in the Company’s financial statements.  U.S. GAAP does not allow the use of proportionate consolidation and requires that such investments be recorded on an equity accounting basis.  Information on the balances that have been proportionately consolidated is located in Note 8 to the Company’s Canadian GAAP audited consolidated financial statements for the year ended December 31, 2009.  As a consequence of using equity accounting for U.S. GAAP, the Company is required to reflect an additional liability of $207 million at September 30, 2010 (December 31, 2009 - $261 million) for the estimated fair value of certain guarantees related to debt and other performance commitments of the joint venture operations that were not required to be recorded when the underlying liability was reflected on the balance sheet under the proportionate consolidation method of accounting.

(6)	In accordance with U.S. GAAP, debt issue costs are recorded as a deferred asset rather than being included in Long-Term Debt as required by Canadian GAAP.

(7)
TC Pipelines, LP issued equity in 2009, resulting in an $18 million after tax dilution gain to the Company.  Under U.S. GAAP, the dilution gain is accounted for as an equity transaction although under Canadian GAAP, it is included in Net Income.

(8)
At September 30, 2010, AOCI in accordance with U.S. GAAP is $220 million higher than under Canadian GAAP.  The difference primarily relates to the accounting treatment for defined benefit pension and other postretirement plans.  AOCI attributable to Non-Controlling Interests is $14 million (December 31, 2009 - $17 million).

Hedging Instruments and Activities

U.S. GAAP disclosures regarding derivatives are intended to provide additional information about the effect derivatives and hedging activities have on an entity’s financial position, financial performance and cash flows.  Much of the disclosure is provided in the Company’s consolidated financial statements at September 30, 2010 and December 31, 2009 prepared under Canadian GAAP.  Additional required information is provided below.

Derivatives in Cash Flow and Net Investment Hedging Relationships

	Cash Flow Hedges								Net Investment Hedges
Three months ended September 30	Power		Natural Gas		Foreign Exchange		Interest		Foreign Exchange
(unaudited) (millions of dollars, pre-tax)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Amount of gains/(losses) recognized in OCI on derivative (effective portion)	6	48	(43)	-	(7)	(8)	(41)	(20)	66	163
Amount of gains/(losses) reclassified from AOCI into income (effective portion)	14	(19)	2	11	-	-	(4)	11	-(1)	-(1)
Amount of gains/(losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)	-	1	-	-	-	-	-	-	-(2)	-(2)

	Cash Flow Hedges								Net Investment Hedges
Nine months ended September 30	Power		Natural Gas		Foreign Exchange		Interest		Foreign Exchange
(unaudited) (millions of dollars, pre-tax)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Amount of (losses)/gains recognized in OCI on derivative (effective portion)	(85)	152	(84)	(14)	16	(12)	(137)	(26)	38	311
Amount of (losses)/gains reclassified from AOCI into income (effective portion)	(8)	(47)	14	13	-	-	21	32	-(1)	-(1)
Amount of (losses)/gains recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)	(1)	1	-	1	-	-	-	-	-(2)	-(2)

(1) Location of gains/(losses) is Gains/(Losses) on Sale of Subsidiary
(2) Location of gains/(losses) is Other Income/(Expense)

Derivative contracts entered into to manage market risk often contain financial assurances provisions that allow parties to the contracts to manage credit risk.  These provisions may require collateral to be provided if a credit-risk-related contingent event occurs, such as a downgrade in the Company’s credit rating to non-investment grade.  Based on contracts in place and market prices at September 30, 2010, the aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a net liability position is $138 million, which is recorded on the Company’s Consolidated Balance Sheet at September 30, 2010.  The Company has provided collateral on these derivative instruments of $17 million in the normal course of business.  If the credit-risk-related contingent features in these agreements were triggered on September 30, 2010, the Company would have been required to provide additional collateral of $121 million to its counterparties.  Collateral may also need to be provided should the fair value of derivative instruments exceed pre-defined contractual exposure limit thresholds.  The Company has sufficient liquidity in the form of cash and undrawn committed revolving bank lines to meet its contingent obligations should they arise.

Other Fair Value Measurements

Note 18 to the Company’s 2009 audited consolidated annual financial statements at December 31, 2009, prepared in accordance with Canadian GAAP, contains fair value hierarchy information with respect to financial assets and liabilities.   Other liabilities, measured at fair value on a recurring basis, are classified in the Level III fair value category as follows:

	Guarantees(1)
	Three months ended September 30		Nine months ended September 30
(unaudited)/(millions of dollars)	2010	2009	2010	2009

Balance, opening	(276)	(190)	(270)	-
Transfers in	-	-	-	(60)
Change in fair value	1	(3)	(13)	(127)
Contracts entered into during the period	(8)	-	(18)	(1)
Contracts settled during the period	60	5	78	-
Balance, closing	(223)	(188)	(223)	(188)

(1) The fair value of guarantees is recognized in Long-Term Investments and Deferred Amounts. No amounts were recognized in earnings for the period.

Income Taxes

At September 30, 2010, the total unrecognized tax benefit of uncertain tax positions is approximately $59 million (December 31, 2009 - $55 million). TransCanada’s continuing practice is to recognize interest and penalties related to income tax uncertainties in income tax expense.  Included in net tax expense for the nine month period ended September 30, 2010 is $2 million of interest expense and nil for penalties (September 30, 2009 - $7 million for interest income and nil for penalties). At September 30, 2010, the Company had $18 million accrued for interest expense and nil accrued for penalties (December 31, 2009 - $16 million accrued for interest expense and nil accrued for penalties).

TransCanada expects the enactment of certain Canadian Federal tax legislation in the next twelve months.  This legislation will result in a favourable income tax adjustment of approximately $14 million.  Otherwise, subject to the results of audit examinations by taxing authorities and other legislative amendments, TransCanada does not anticipate further adjustments to the unrecognized tax benefits during the next twelve months that would have a material impact on its financial statements.

Changes in Accounting Policies

In January 2010, Financial Accounting Standards Board issued new guidance on “Fair Value Measurements and Disclosures” which requires further disclosures with respect to recurring and nonrecurring fair value measurements.  The Company adopted the required disclosures for interim and annual periods ending after December 15, 2009. For interim periods beginning after December 15, 2010, the guidance requires disclosure of activity in Level III including purchases, sales, issuances and settlements on a gross basis. The Company will adopt these standards for its 2010 year-end reporting by expanding its disclosure.